CONSOLIDATION SERVICES, INC.

2300 West Sahara Drive

Suite 800

Las Vegas, Nevada 89102

February 8, 2012

Mr. Andrew D. Mew

Accounting Branch Chief

Mr. James Allegretto

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Consolidation Services, Inc.
Section 4.02 Form 8-K
Filed: January 27, 2012
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed February 2, 2012
File No. 54230

Dear Mr. Mew and Mr. Allegretto:

On behalf of Consolidation Services, Inc., we are responding to the Staff’s Comment Letters, dated January 31, 2012, and February 7, 2012 as follows:

Comment No. 1:

We note you intend to file restated financial statements.  Please tell how, and when, you will file them.

Response:

We will file an amended Form 10-K for the year ended December 31, 2010 correcting the presentation of impaired goodwill.  Due to limited resources, we expect to file the amended Form 10-K by February 29, 2012.

Mr. Andrew D. Mew

Accounting Branch Chief

U.S. Securities and Exchange Commission

February 8, 2012

Comment No. 2:

Your disclosure does not provide any qualitative or quantitative insight into the significance of your misstatements. Please amend your filing to disclose, at least, the amount (s) of the error or an estimated range of the amount (s) you have discovered to date with the accounts affected that resulted in your determination that your previously filed financial statements should no longer be relied upon.

Response:

We will add a paragraph to the Explanatory Note in the Form 8-K/A as follows: “The amount of the error is approximately $10.9 million.  The net loss would be reduced by $10.9 million, loss per share would be reduced by $0.32 and accumulated deficit would be reduced by $10.9 million”.

Thank you for your consideration.

Very truly yours,

CONSOLIDATION SERVICES, INC.

By: /s/ Gary Kucher
Gary Kucher,
CEO

EHL/afb